23-5

BD 3/5

SECURITIES ... ON
W
03013366

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2003

SEC FILE NUMBER
8-37368

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PHILLIP LOUIS TRADING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Highway 35 South
(No. and Street)

Red Bank	New Jersey	07701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Zucker 732-936-0142
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bagell, Josephs & Company, LLC
(Name – *if individual, state last, first, middle name*)

High Ridge Commons, Suite 402, 200 Haddonfield-Berlin Rd., Gibbsboro, NJ 08026
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, Brian Zucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PHILLIP LOUIS TRADING, INC., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RAFAEL L. MARTE
Notary Public, State of New York
No. 01MA6026293
Qualified in Kings County
Commission Expires June 14, 2004

Notary Public

Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECEIVED
FEB 28 2003
153
WASH, D.C.
SECTION

PHILLIP LOUIS TRADING, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

PHILLIP LOUIS TRADING, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2002

CONTENTS

	Page
Affirmation of Officer	1-2
Independent Auditors' Report	3
Financial Statements:	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Stockholders' Equity	6
Statement of Cash Flows	7-8
Notes to Financial Statements	9-14
Supplementary Information:	
Computation of Net Capital Pursuant To Rule 15c3-1 and Statement Pursuant To Rule 17a-5(d)(4) of the Securities And Exchange Commission	15
Report on Internal Control	16-17

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Phillip Louis Trading, Inc.
Red Bank, New Jersey

We have audited the accompanying statement of financial condition of Phillip Louis Trading, Inc. (the "Company") as of December 31, 2002 and the related statement of operations, changes in stockholder's equity and, cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phillip Louis Trading, Inc. at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17 a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BAGELL, JOSEPHS & COMPANY, L.L.C.
BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 20, 2003

PHILLIP LOUIS TRADING, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

ASSETS	
Cash	$ 19,618
Marketable securities, at market value	54,789
Due from broker	773,407
Fixed assets, net of accumulated depreciation and amortization of $55,613	99,950
Security deposits	9,300
TOTAL ASSETS	$ 957,064

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Commissions payable	$ 71,024
Securities sold, not yet purchased, at market value	37,404
Accounts payable	63,028
Accrued expenses	19,880
Capital lease obligations	2,539
Loan payable	99,500
Total liabilities	293,375
STOCKHOLDERS' EQUITY	
Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding	32,000
Additional paid-in capital	2,346,646
Accumulated deficit	(1,714,957)
Total stockholders' equity	663,689
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 957,064

The accompanying notes are an integral part of these financial statements.

PHILLIP LOUIS TRADING, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

OPERATING REVENUE	
Net profit on firm market making accounts	$1,094,549
Commissions - securities	1,581,603
Total operating revenue	2,676,152
OPERATING EXPENSES	
Employee compensation, payroll taxes and benefits	1,854,031
Commissions, floor brokerage and clearing	801,828
Data services	107,921
Pension and profit sharing	5,845
Travel and entertainment	142,737
Rental expenses	87,869
Other	32,588
Professional fees	34,109
Office expenses	10,812
Telephone	29,975
Depreciation and amortization	14,808
Interest	7,030
Total operating expenses	3,129,553
LOSS BEFORE OTHER INCOME AND INCOME TAXES	(453,401)
OTHER INCOME	
Interest	58,940
Total other income	58,940
LOSS BEFORE INCOME TAXES	(394,461)
Provision for deferred income taxes	(195,000)
NET LOSS	$ (589,461)

The accompanying notes are an integral part of these financial statements.

PHILLIP LOUIS TRADING, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balances, January 1, 2002	1,000	$ 32,000	$ 2,798,336	$ (1,125,496)	$ 1,704,840
Distributions	-	-	(451,690)	-	(451,690)
Net loss	-	-	-	(589,461)	(589,461)
Balances, December 31, 2002	1,000	$ 32,000	$ 2,346,646	$ (1,714,957)	$ 663,689

The accompanying notes are an integral part of these financial statements.

PHILLIP LOUIS TRADING, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (589,461)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	14,808
Deferred income taxes	195,000
CHANGES IN OPERATING ASSETS AND LIABILITIES	
Decrease in operating assets:	
Due from broker	1,026,538
Increase (Decrease) in operating liabilities:	
Accounts payable	33,474
Accrued expenses	(46,406)
Commissions payable	(20,727)
Securities sold, but not yet purchased at market value	(712,740)
Total adjustments	489,947
Net cash used in operating activities	(99,514)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of fixed assets	(2,866)
Other receivables	75,000
Net decrease in marketable securities	266,347
Net cash provided by investing activities	338,481

The accompanying notes are an integral part of these financial statements.

PHILLIP LOUIS TRADING, INC.
STATEMENT OF CASH FLOWS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	$ (451,690)
Proceeds from bank loan, net	74,500
Principal payments of capital lease obligations	(3,351)
Net cash used in financing activities	(380,541)
NET DECREASE IN CASH	(141,574)
CASH - BEGINNING OF YEAR	161,192
CASH - END OF YEAR	$ 19,618

SUPPLEMENTARY CASH FLOW INFORMATION:	
Cash paid for interest	$ 7,030

The accompanying notes are an integral part of these financial statements.

PHILLIP LOUIS TRADING, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1- <u>NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Business</u>

Phillip Louis Trading, Inc. ("Company") is a wholly owned subsidiary of Suncoast Holdings, Inc. The Company is a registered broker-dealer in securities for institutional and individual clients located primarily in the New York and New Jersey metropolitan region. The Company trades in all debt and equity securities in the United States exchanges and is a market maker in securities of United States exchanges. The Company operates under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, The Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-1.

<u>Securities Transactions</u>

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

<u>Cash and Cash Equivalents</u>

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at financial institutions insured by the Federal Deposit Insurance Corporation or Securities Investor Protection Corporation up to $100,000.

NOTE 1- NATURE OF BUSINES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes using the asset and liability method as required by Statement of Financial Accounting Standard No. 109. Deferred income taxes have been provided, when necessary, for the temporary differences between financial statement and income tax reporting. These temporary differences result primarily from the recognition of a net operating loss carry-forwards to be used to offset future net operating earnings. Deferred income tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Fixed assets are stated at cost. Depreciation and amortization are computed primarily using the straight-line method over the estimated useful life of the assets.

Furniture and fixtures	7 years
Leasehold improvements	39 years
Equipment	3 to 5 years
Machinery and equipment under capital lease	5 years

Fair Value of Financial Instruments

The carrying amount reported in the balance sheet for cash and cash equivalents, securities owned, amounts due from the broker, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

NOTE 2- MARKETABLE SECURITIES

Marketable securities represent securities owned by the Company as an investment. As of December 31, 2002 they were comprised of the following at market value:

Corporate securities	$ 54,789

NOTE 3- DUE FROM BROKER

Accounts receivable from the clearing broker represent the net amount relating to commissions/trading income (loss) less clearing costs. As of December 31, 2002, the balance due from the clearing broker was comprised of the following:

Commissions receivable - net	$ 72,854
Deposit account	700,553
	$ 773,407

NOTE 4- FIXED ASSETS

Fixed assets were comprised of the following as of December 31, 2002:

Furniture and fixtures and leases	$ 134,085
Leasehold improvements	21,478
	155,563
Less: accumulated depreciation and amortization	(55,613)
Net fixed assets	$ 99,950

Depreciation and amortization charged to expense at December 31, 2002 was $14,808.

NOTE 5- SECURITIES SOLD, NOT YET PURCHASED, AT MARKET VALUE

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market value, as follows:

Corporate stocks	$37,404

Securities not readily marketable if any, include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to this security or to the Company.

NOTE 6- LOAN PAYABLE

The Company has a loan from a bank at the bank's prime rate. Interest is payable monthly. As of December 31, 2002, the principal balance was $99,500 and all interest payments were current. Interest expense was $7,030 for the year ended December 31, 2002.

NOTE 7- PENSION PLAN

The Company maintains a defined contribution retirement plan, which covers all employees who qualify with respect to age and length of service. Annual employer contributions to the plan cannot exceed $6,000 per employee. Contributions to the plan were $5,845 for the year ending December 31, 2002.

NOTE 8- PROFIT SHARING PLAN

The Company maintains a profit-sharing plan, which covers employees who meet certain eligibility and participation requirements. Annual contributions are discretionary as determined by the trustee of the plan. Annual contributions to the plan cannot exceed $24,000 per employee. Management elected to make no contributions to the plan during the year ended December 31, 2002.

NOTE 9- RELATED PARTY TRANSACTIONS

Periodically the Company advances funds to it's shareholder and the shareholder loans funds to the Company. All advances are non-interest bearing with no formal repayment terms.

NOTE 10- INCOME TAX BENEFIT

The provision for income taxes of $195,000 for the year ended December 31, 2002 is the result of the establishment of the valuation allowance due to the net operating losses, based on management's judgment, that it is more likely than not that they will not be utilized.

NOTE 11- COMMITMENTS

Customer Transactions

In the normal course of business, the Company enters into various debt and equity transactions as principal or agent. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying statement of financial condition for securities sold but not yet purchased should the value of such securities rise.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between trade date and settlement date in the event clients and other counter parties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counter parties with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

NOTE 11- COMMITMENTS (CONTINUED)

Operating Lease

The Company has a five year lease agreement for its' main operating facility in Red Bank, New Jersey. Annual rent amounted to $87,869 for the year ending December 31, 2002. Minimum annual rent through 2005 subject to market rate adjustments every year plus real estate taxes and other operating expenses are as follows:

Future Minimum Lease Payments

December 31,	
2003	$ 71,409
2004	71,409
2005	17,852
	$ 160,670

NOTE 12- REGULATORY NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company has regulatory net capital of approximately $542,664 and a minimum regulatory net capital requirement of $155,500.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and, is not subject to certain other requirements of the Consumer Protection Rule.

PHILLIP LOUIS TRADING, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Computation of Net Capital	
Total stockholders' equity from statement of financial condition	$ 663,689
Less: Non-allowable assets	
Fixed assets	(99,950)
Security deposits	(9,300)
	(109,250)
Net Capital before Deductions	554,439
Haircuts	(11,775)
NET CAPITAL	$ 542,664
Computation of Basic Net Capital Requirements	
Minimum net capital required: 6 2/3% of $255,971 pursuant to Rule 15c3-1	$ 17,065
Minimum dollar net capital requirements of reporting broker/dealer	$ 155,500
Minimum net capital requirements of reporting broker/dealer	$ 155,500
EXCESS NET CAPITAL	$ 387,164
Computation of Aggregate Indebtedness	
Total liabilities	293,375
Percentage of aggregate indebtedness to net capital	47.17%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unauditied Part II of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

Board of Directors
Phillip Louis Trading, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Phillip Louis Trading, Inc. for the year ended December 31, 2002 we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structures or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all materials respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS & COMPANY, L.L.C.
BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 20, 2003